Exhibit 99.1

Investor Relations Contact: Brian Tanner, Hawaiian Telcom (201) 706-8965 brian.tanner@hawaiiantel.com	Media Contact: Su Shin, Hawaiian Telcom (808) 546-2344 su.shin@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports First Quarter 2014 Results

Hawaiian Telcom TV subscriber growth of nearly 1,900

Expanded reach of Hawaiian Telcom TV to 130,000 households on Oahu

Delivered business revenue growth of 4.9 percent

Launched Hawaii’s fastest Internet service

HONOLULU (Wednesday, May 7, 2014) — Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for its first quarter ended March 31.  The highlights are as follows:

•                  Revenue of $97.1 million grew by $1.1 million, or 1.2 percent, from $96.0 million in the same period in the prior year, resulting in Adjusted EBITDA(1) of $29.1 million, consistent with the same period a year ago.

•                  Generated net income of $2.4 million, or $0.21 per diluted share for the quarter, up from $1.8 million or $0.17 per diluted share in the first quarter of 2013.

•                  Consumer revenue increased 3.4 percent year-over-year to $35.8 million, driven by growth in video and high-speed Internet (HSI) revenue of $2.6 million and $0.9 million, respectively.

•                  Added nearly 1,900 Hawaiian Telcom TV subscribers during the first quarter, ending the quarter with approximately 20,300 subscribers.

•                  Enabled 10,000 households in the quarter, increasing its total to 130,000 households enabled.

•                  Business revenue increased 4.9 percent year-over-year to $42.5 million, driven by growth in business data revenue and revenue from its SystemMetrics Corporation subsidiary (SystemMetrics).

“Our first quarter performance demonstrates a solid start to the year, highlighted by continued expansion of our next-generation fiber network and growth in Hawaiian Telcom TV subscribers,” said Eric K. Yeaman, Hawaiian Telcom’s president and CEO.  “The reach of our video footprint expanded to 130,000 households on Oahu in the first quarter with 48% of those households capable of connecting their homes directly to our ultra-fast fiber-optic technology.  This allows these households to take advantage of Hawaii’s fastest Internet service featuring download speeds of 100Mbps, 300Mbps and 500Mbps, which we launched in the quarter.”

“In the business channel, we believe our network and data center services capabilities align well with the business community’s growing demand for secure communications and computing solutions.  During the quarter, we featured SystemMetrics at our premier annual business customer event, Hawaiian Telcom University, to further raise awareness and drive increased market momentum for data center services in Hawaii.”

“Our strategy to grow the business and improve financial performance and customer service, through prudent investments in our network and systems, is delivering on our commitment to drive long-term value for our shareholders,” concluded Yeaman.

First Quarter 2014 Results

First quarter revenue was $97.1 million, a 1.2 percent increase compared with $96.0 million in the first quarter of 2013.  Revenue growth in the quarter, driven by video, HSI, and $2.2 million of incremental net revenue related to the SystemMetrics acquisition, more than offset the impact from a $0.9 million decrease in equipment and managed services revenue, solely related to lower customer premise equipment sales, and a 5.4 percent decline in access lines.  Adjusted EBITDA was $29.1 million, consistent with the same period a year ago.

The Company generated net income of $2.4 million, or $0.21 per diluted share for the quarter, up from $1.8 million or $0.17 per diluted share in the first quarter of 2013.  The increase was primarily due to a decrease in interest expense driven by the refinancing of its $300 million term loan in the second quarter of 2013.

Consumer Revenue

First quarter consumer revenue totaled $35.8 million, up 3.4 percent year-over-year primarily driven by revenue growth from the Company’s Hawaiian Telcom TV and HSI services.  Revenue growth in video and HSI services continues to more than offset lower revenue from legacy services, and combined video and HSI services now represent 34 percent of consumer revenue, up from 25 percent in the same period a year ago, and 19 percent in the same period two years ago.

Video service revenue grew to $4.8 million for the quarter, up from $2.2 million in the same period a year ago, driven by the addition of approximately 8,600 subscribers for a total of approximately 20,300 subscribers at the end of the first quarter.  During the quarter, 10,000 additional households were enabled, increasing the total number of households enabled to 130,000 with 48% of those households capable of connecting directly to the Company’s ultra-fast fiber-optic technology.  Hawaiian Telcom TV penetration of households enabled was approximately 16 percent at the end of the first quarter.

Consumer HSI revenue also was up from the same period a year ago, led by a 2.2 percent year-over-year increase in consumer HSI subscribers to approximately 91,400, which was primarily driven by HSI pull-through rates from new video subscribers, and standalone HSI subscriber additions.  As of March 31, 2014, approximately 55 percent of all video subscribers had triple-play bundles and approximately 91 percent had double-, or triple-play bundles.  Increases driven by next-generation consumer video and HSI services more than offset legacy revenue declines related to consumer access and long distance line losses of 8.4 percent and 7.3 percent, respectively.

Business Revenue

First quarter business revenue totaled $42.5 million, up 4.9 percent from the same period a year ago, primarily due to $2.2 million of incremental net revenue added as a result of the SystemMetrics acquisition.  Business data revenue increased 7.1 percent year-over-year driven by higher demand for IP-based data services.  These increases were partially offset by a $0.9 million year-over-year decrease in equipment and managed services revenue, described above, and the year-over-year decline in legacy business access and long distance revenues.

Wholesale Revenue

First quarter wholesale revenue totaled $15.9 million, down $1.3 million from the same period a year ago.  Wholesale carrier data revenue declined $1.1 million year-over-year to $14.4 million, mainly due to approximately $0.8 million of one-time backbilling and circuit termination charges realized in the year-ago period.

Switched carrier access revenue declined $0.2 million year-over-year to $1.6 million, equally attributable to the overall decline in access lines and minutes of use and the impact of intercarrier compensation reform.

Operating Expenses, Capital Expenditures and Liquidity

Operating expenses, exclusive of depreciation and amortization, non-cash stock compensation, SystemMetrics earn-out and other one-time charges, increased 1.8 percent to $68.0 million, primarily due to increased direct cost of services related to video and incremental costs related to the SystemMetrics operations, partially offset by decreased cost of goods related to lower levels of equipment sales.

Capital expenditures totaled $23.9 million in the first quarter 2014 compared to $23.3 million in the first quarter 2013, as the Company continues both the expansion of its next-generation fiber network and the success-based spending to support the growth of Hawaiian Telcom TV fiber-to-the-premise (FTTP) subscribers during the quarter.  Overall, total capital expenditures for 2014 are expected to be approximately $90.0 million.

At the end of first quarter 2014, the Company had $36.7 million in cash and cash equivalents compared to $49.6 million at the end of 2013.  The reduction is primarily related to temporary seasonal uses of working capital, which are expected to substantially reverse in the second half of 2014.  Net Debt(2) was $257.4 million, resulting in a Net Debt to Adjusted EBITDA ratio as of March 31, 2014 of 2.15x.

Conference Call

The Company will host a conference call to discuss its first quarter 2014 results at 8:00 a.m. (Hawaii Time), or 2:00 p.m. (Eastern Time) on Wednesday, May 7, 2014.

To access the call, participants should dial (800) 706-7749 (US/Canada), or (617) 614-3474 (International) ten minutes prior to the start of the call and enter passcode 58052648.

A live webcast of the conference call, including a slide presentation, will be available from the Investor Relations section of the Company’s website at www.hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available one hour after the conclusion of the call until 11:59 p.m. (Eastern Time) May 14, 2014.  Access the replay by dialing (888) 286-8010 and entering passcode 18080072.  Alternatively, the replay can be accessed by dialing (617) 801-6888 and entering passcode 18080072.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) and Net Debt. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA and Net Debt to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of the Company’s website at www.hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expected”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to, Hawaiian Telcom’s ability to maintain, or expand its market position in communications services, including voice, video, Internet, data, wireless, and advanced communication and network services; general economic trends affecting the purchase or supply of communication services; world and national events that may affect the ability to provide services; changes in the regulatory environment; any rulings, orders or decrees that may be issued by any court or arbitrator; restrictions imposed under various credit facilities and debt instruments; work stoppages caused by labor disputes; adjustments resulting from year-end audit procedures; and Hawaiian Telcom’s ability to develop and launch new products and services. More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2013 Annual Report on Form 10-K. The information contained in this release is as of May 7, 2014. It is anticipated that subsequent events and developments may cause estimates to change, and the Company undertakes no duty to update forward-looking statements.

About Hawaiian Telcom

Hawaiian Telcom Holdco, Inc., headquartered in Honolulu, is Hawaii’s leading provider of integrated communications, data center and entertainment solutions for business and residential customers. With roots in Hawaii beginning in 1883, the Company offers a full range of services including voice, video, Internet, data solutions, managed services, data center services including colocation and virtual private cloud, and other cloud-based services, and wireless supported by the reach and reliability of its network and Hawaii’s only 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience.  For more information, visit www.hawaiiantel.com.

(1)  Adjusted EBITDA is EBITDA plus non-cash stock compensation, SystemMetrics earn-out and other non-recurring costs not expected to occur regularly in the ordinary course of business.  EBITDA is defined as net income plus interest expense (net of interest income and other), income taxes, depreciation and amortization and gain on sale of property.  The Company believes both of these non-GAAP measures, Adjusted EBITDA and EBITDA, are meaningful performance measures for investors because they are used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA and EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of Adjusted EBITDA and EBITDA to comparable GAAP financial measures has been included in the tables distributed with this release.

(2)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Income

(Unaudited, dollars in thousands, except per share amounts)

	Three Months Ended
	March 31,
	2014	2013

Operating revenues	$97,072	$95,965

Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	40,948	40,284
Selling, general and administrative	29,266	28,379
Depreciation and amortization	18,720	18,717

Total operating expenses	88,934	87,380

Operating income	8,138	8,585

Other income (expense):
Interest expense	(4,188)	(5,540)
Interest income and other	10	15

Total other expense	(4,178)	(5,525)

Income before income tax provision	3,960	3,060

Income tax provision	1,592	1,212

Net income	$2,368	$1,848

Net income per common share -
Basic	$0.22	$0.18
Diluted	$0.21	$0.17

Weighted average shares used to compute net income per common share -
Basic	10,528,039	10,291,897
Diluted	11,271,827	10,890,917

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	March 31,	December 31,
	2014	2013

Assets

Current assets
Cash and cash equivalents	$36,738	$49,551
Receivables, net	33,050	34,521
Material and supplies	11,737	15,939
Prepaid expenses	3,445	3,724
Deferred income taxes	8,146	8,146
Other current assets	2,321	2,851
Total current assets	95,437	114,732
Property, plant and equipment, net	533,528	524,375
Intangible assets, net	39,500	40,225
Goodwill	12,104	12,104
Deferred income taxes	73,705	75,274
Other assets	10,841	11,305

Total assets	$765,115	$778,015

Liabilities and Stockholders’ Equity

Current liabilities
Current portion of long-term debt	$3,000	$3,000
Accounts payable	34,533	40,228
Accrued expenses	13,594	18,787
Advance billings and customer deposits	15,912	16,122
Other current liabilities	6,500	6,412
Total current liabilities	73,539	84,549
Long-term debt	291,111	291,679
Employee benefit obligations	77,136	80,321
Other liabilities	8,055	8,454
Total liabilities	449,841	465,003

Commitments and contingencies (Note 12)

Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 10,584,191 and 10,495,856 shares issued and outstanding at March 31, 2014 and December 31, 2013, respectively	106	105
Additional paid-in capital	167,937	167,869
Accumulated other comprehensive loss	(4,891)	(4,716)
Retained earnings	152,122	149,754
Total stockholders’ equity	315,274	313,012

Total liabilities and stockholders’ equity	$765,115	$778,015

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Three Months Ended
	March 31,
	2014	2013

Cash flows from operating activities:
Net income	$2,368	$1,848
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	18,720	18,717
Employee retirement benefits	(3,475)	(2,722)
Provision for uncollectibles	513	553
Stock based compensation	1,074	423
Deferred income taxes	1,685	1,297
Changes in operating assets and liabilities:
Receivables	957	(825)
Material and supplies	459	(796)
Prepaid expenses and other current assets	810	605
Accounts payable and accrued expenses	(10,010)	(4,987)
Advance billings and customer deposits	(210)	448
Other current liabilities	89	2
Other	390	303
Net cash provided by operating activities	13,370	14,866

Cash flows from investing activities:
Capital expenditures	(23,939)	(23,254)
Net cash used in investing activities	(23,939)	(23,254)

Cash flows from financing activities:
Repayment of capital lease and installment liability	(489)	(163)
Repayment of debt including premium	(750)	(2,138)
Taxes paid related to net share settlement of equity awards	(1,005)	(362)
Net cash used in financing activities	(2,244)	(2,663)

Net change in cash and cash equivalents	(12,813)	(11,051)
Cash and cash equivalents, beginning of period	49,551	66,993

Cash and cash equivalents, end of period	$36,738	$55,942

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	$3,824	$5,236

Hawaiian Telcom Holdco, Inc.

Revenue by Category and Channel

(Unaudited, dollars in thousands)

	Three Months Ended
	March 31,		Change
	2014	2013	Amount	Percentage

Wireline Services
Local voice services	$33,059	$35,028	$(1,969)	-5.6%
Network access services
Business data	6,624	6,186	438	7.1%
Wholesale carrier data	14,386	15,464	(1,078)	-7.0%
Subscriber line access charge	9,169	9,657	(488)	-5.1%
Switched carrier access	1,552	1,768	(216)	-12.2%
	31,731	33,075	(1,344)	-4.1%
Long distance services	5,906	6,574	(668)	-10.2%
High-Speed Internet	10,544	9,616	928	9.7%
Video	4,754	2,204	2,550	115.7%
Equipment and managed services	4,489	5,379	(890)	-16.5%
Wireless	593	712	(119)	-16.7%
Other	3,591	3,377	214	6.3%
	94,667	95,965	(1,298)	-1.4%
Data center colocation	2,405	—	2,405	NA
	$97,072	$95,965	$1,107	1.2%

Channel
Business	$42,512	$40,516	$1,996	4.9%
Consumer	35,823	34,647	1,176	3.4%
Wholesale	15,937	17,232	(1,295)	-7.5%
Other	2,800	3,570	(770)	-21.6%
	$97,072	$95,965	$1,107	1.2%

Hawaiian Telcom Holdco, Inc.

Schedule of Adjusted EBITDA Calculation

(Unaudited, dollars in thousands)

	Three Months Ended		LTM Ended
	March 31,		March 31,
	2014	2013	2014

Net income	$2,368	$1,848	$11,008
Income tax provision	1,592	1,212	9,162
Interest expense and other income and expense, net	4,178	5,525	21,154
Depreciation and amortization	18,720	18,717	77,304
Gain on sale of property	—	—	(6,546)
EBITDA	26,858	27,302	112,082
Non-cash stock compensation	1,074	423	3,387
SystemMetrics earn-out	272	—	272
Non-recurring costs	675	651	2,577
Severance costs	—	408	304
Wavecom integration costs	178	386	1,135

Adjusted EBITDA	$29,057	$29,170	$119,757

Hawaiian Telcom Holdco, Inc.

Net Debt to LTM Adjusted EBITDA Ratio

(Unaudited, dollars in thousands)

Long-term debt as of March 31, 2014	$294,111
Less cash on hand	(36,738)
Total Net Debt as of March 31, 2014	$257,373

LTM Adjusted EBITDA as of March 31, 2014	$119,757

Total Net Debt to Adjusted EBITDA	2.15	x

Hawaiian Telcom Holdco, Inc.

Volume Information

(Unaudited)

	March 31,	March 31,	Change
	2014	2013	Number	Percentage

Voice access lines
Residential	182,375	199,044	(16,669)	-8.4%
Business	192,202	196,970	(4,768)	-2.4%
Public	4,073	4,350	(277)	-6.4%
	378,650	400,364	(21,714)	-5.4%

High-Speed Internet lines
Residential	91,429	89,464	1,965	2.2%
Business	19,404	18,810	594	3.2%
Wholesale	936	1,013	(77)	-7.6%
	111,769	109,287	2,482	2.3%

Long distance lines
Residential	115,019	124,072	(9,053)	-7.3%
Business	79,108	80,659	(1,551)	-1.9%
	194,127	204,731	(10,604)	-5.2%

Video services
Subscribers	20,279	11,671	8,608	73.8%
Homes Enabled	130,000	83,000	47,000	56.6%

	March 31,	December 31,	Change
	2014	2013	Number	Percentage

Voice access lines
Residential	182,375	186,415	(4,040)	-2.2%
Business	192,202	193,027	(825)	-0.4%
Public	4,073	4,155	(82)	-2.0%
	378,650	383,597	(4,947)	-1.3%

High-Speed Internet lines
Residential	91,429	91,437	(8)	0.0%
Business	19,404	19,320	84	0.4%
Wholesale	936	963	(27)	-2.8%
	111,769	111,720	49	0.0%

Long distance lines
Residential	115,019	117,282	(2,263)	-1.9%
Business	79,108	79,496	(388)	-0.5%
	194,127	196,778	(2,651)	-1.3%

Video services
Subscribers	20,279	18,393	1,886	10.3%
Homes Enabled	130,000	120,000	10,000	8.3%